January 12, 2006

H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Stop 7010

Washington, D.C. 20549

Re:	Newmont Mining Corporation

Form 10-K for Fiscal Year Ended December 31, 2004

Filed March 15, 2005

File No. 1-31240

Dear Mr. Schwall:

On behalf of Newmont Mining Corporation (“Newmont”), I am writing to confirm Newmont’s proposed schedule for responding to comments raised by the Securities and Exchange Commission (the “Staff”) in its letter to Mr. Bruce D. Hansen dated December 27, 2005 (the “Comment Letter”), with respect to the above-referenced Annual Report on Form 10-K.

As discussed among Russell Ball of Newmont and Jill Davis and Kevin Stertzel of the Staff in a telephone conversation on January 4, 2006, Newmont plans to respond to the Comment Letter in two segments. First, Newmont will provide responses to and the supplemental information requested by the Staff in Comments #16 and #18 of the Comment Letter by January 16, 2006. Newmont will respond to the other comments received from the Staff via separate correspondence to be sent to the Staff on or about January 23, 2006.

Should you have any questions or require additional information, please do not hesitate to contact me at (303) 837-5353.

Sincerely,

Richard T. O’Brien

Senior Vice President and Chief Financial Officer